OMB APPROVAL
OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden hours per response: 12

SEC FILE NUMBER
8-69763

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Cadia Capital Advisors, LLC DBA Rubicon Capital Advisors

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

10 Pembroke Place
(No. and Street)

Ballsbridge	Dublin4, Ireland	D04 V1W6
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Deirdre Patten Kowalski	281-419-6030	dpatten@pattentraining.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Phillip V. George, PLLC
(Name – if individual, state last, first, and middle name)

5179 CR 1026	Celeste	TX	75423
(Address)	(City)	(State)	(Zip Code)

02/24/2009	3366
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Deirdre Patten Kowalski, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Cadia Capital Advisors, LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Chief Compliance Officer

[signature] Mae Baird Sheffield

Notary Public

MAE BAIRD SHEFFIELD
MY COMMISSION EXPIRES 04/22/2026
NOTARY ID: 1006258-5

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Cadia Capital Advisors, LLC dba Rubicon Capital Advisors

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Cadia Capital Advisors, LLC dba Rubicon Capital Advisors (Cadia Capital Advisors, LLC) as of December 31, 2024, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Cadia Capital Advisors, LLC as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Cadia Capital Advisors, LLC's management. Our responsibility is to express an opinion on Cadia Capital Advisors, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Cadia Capital Advisors, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

PHILLIP V. GEORGE, PLLC

We have served as Cadia Capital Advisors, LLC's auditor since 2023.

Celeste, Texas
March 27, 2025

1

5179 CR 1026 CELESTE, TX 75423 214-358-5150 FAX 214-358-0222 PHIL@PVGEORGE.COM

Cadia Capital Advisors, LLC (DBA Rubicon Capital Advisors)

Annual Audited Report
Form X-17A-5
Part III

SEC File No. 8-69763
For the Year Ended December 31, 2024

and

Report of Independent Registered Public Accounting Firm

Cadia Capital Advisors, LLC
(DBA Rubicon Capital Advisors)

Table of Contents

Cadia Capital Advisors, LLC (DBA Rubicon Capital Advisors)
Statement of Financial Condition
December 31, 2024

Assets		
Cash	$	2,460,103
Prepaid Expenses & Other Assets		12,170
Total Assets	$	2,472,273
Liabilities & Member's Deficit		
Liabilities		
Accounts Payable & Accrued Liabilities	$	75,075
Payable to Affiliates		237,761
Subordinated Borrowings		7,000,000
		7,312,836
Member's Deficit		(4,840,563)
Total Liabilities & Member's Deficit	$	2,472,273

The accompanying notes are an integral part of this financial statement.

Note 1.   Nature of Business and Summary of Significant Accounting Policies

Nature of Business

Cadia Capital Advisors, LLC (DBA Rubicon Capital Advisors) (the "Company") was organized in December 2015 as a Delaware limited liability Company.   The Company is a wholly owned subsidiary of Cadia Capital Ireland Limited (the "Parent").   The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and Securities Investor Protection Corp. ("SIPC"). The U.S. dollar($) is the functional currency of the Company.

The Company is considered a Non-Covered Firm exempt from 17 C.F.R. § 240.15c3-3 relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. The Company limits its business activities exclusively to private placements of securities, mergers and acquisitions and investment banking.

The Company's operations consist primarily of providing merger and acquisition and investment banking services to companies in the infrastructure and renewable energy space.

Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.   Actual results could differ from those estimates.

Current Expected Credit Losses

The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, *Financial Instruments — Credit Losses*. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that adjusts the asset's amortized cost basis. Changes in the allowance for credit losses are reported in Credit Loss expense. There were no credit losses for the year ending December 31, 2024.

Cadia Capital Advisors, LLC (DBA Rubicon Capital Advisors)
Notes to Financial Statement
December 31, 2024

Note 1.   Summary of Significant Accounting Policies (Continued)

Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of providing merger and acquisition services. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. Segment financial information is identical to that presented in the accompanying financial statements.

Revenue Recognition

Revenue from contracts with customers includes advisory services on mergers and acquisitions (M&A). The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Revenue for M&A advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed, generally the closing date of the transaction.

Income Taxes

The Company is a single member limited liability company and has elected to be treated as a domestic corporation for Federal, New York State and New York City income tax purposes.

Cadia Capital Advisors, LLC (DBA Rubicon Capital Advisors)
Notes to Financial Statement
December 31, 2024

Note 2.   Liabilities Subordinated to General Creditor

The Company has entered into subordinated loan agreements with the Parent at December 31, 2024 as follows:

Subordinated note, 4%, due May 4, 2026	$1,000,000
Subordinated note, 4%, due December 21, 2026	500,000
Subordinated note, 4%, due May 15, 2027	1,000,000
Subordinated note, 4%, due July 11, 2027	3,000,000
Subordinated note, 4%, due September 10, 2027	500,000
Subordinated note, 4%, due December 15, 2027	1,000,000
	$7,000,000

Interest expense for the year ended December 31, 2024, totaled $251,913, of which $70,575 is payable at December 31, 2024.

The subordinated loans have been approved by FINRA and are available in computing net capital under the SEC's Uniform Net Capital Rule. To the extent that such borrowing is required for the Company's continued compliance with net capital requirements, they may not be repaid.

Note 3.   Concentration of Credit Risk and Revenue

At various times during the year the Company maintains cash balances at one national bank in excess of federally insured amounts. Cash balances fluctuate on a daily basis. At December 31, 2024, cash held in excess of the FDIC insurance totaled $2,210,103.

The Company's revenue for 2024 was earned from two customers.

Note 4.   Subsequent Events

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2024, and through March 27, 2025, the date the financial statements were available to be issued. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements.